Morgan, Lewis & Bockius LLP

2020 K Street, NW

Washington, DC 20006

Via EDGAR Correspondence

June 5, 2015

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Index Shares Funds (the “Registrant”); SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 91 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 91”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Thursday, May 14, 2015, with respect to Amendment No. 91. Amendment No. 91 was filed on March 24, 2015 and included disclosure with respect to the SPDR EURO STOXX 50® Currency Hedged ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 91.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 91. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 91.

Prospectus Comments

1.	Comment: Please include a completed draft of the fee table in the “Fees and Expenses of the Fund” section.

Response: The completed fee table and related footnotes that will be included in the final registration statement are as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.32%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Acquired fund fees and expenses[2]	0.29%
Total annual Fund operating expenses	0.61%
Less contractual fee waiver[3]	-0.29%
New annual Fund operating expenses	0.32%

[1]	Other expenses are based on estimated amounts for the current fiscal year.
[2]	Acquired fund fees and expenses are based on estimated amounts for the current fiscal year.
[3]	SSGA Funds Management, Inc. (the “Adviser”) has contractually agreed to waive its advisory fee and/or reimburse certain expenses in an amount equal to the Acquired fund fees and expenses attributable to the Fund’s investments in the Underlying Fund (as defined below), until January 31, 2017. The contractual fee waiver and/or reimbursement does not provide for the recoupment by the Adviser of any fees the Adviser previously waived. The Adviser may continue the waiver and/or reimbursement from year to year, but there is no guarantee that the Adviser will do so and after January 31, 2017, the waiver may be cancelled or modified at any time. The waiver and/or reimbursement may not be terminated during the relevant period expect with the approval of the Fund’s Board of Trustees.

2.	Comment: The Staff notes certain disclosure throughout the registration statement is in brackets. Please confirm the brackets will be removed prior to the Fund’s launch.

Response: The Registrant confirms there will be no bracketed disclosure in the final registration statement.

3.	Comment: In the response letter, please explain the differences between the EURO STOXX 50 Hedged USD Index and the EURO STOXX 50 Index.

Response: With the exception of the currency conversion factor, the EURO STOXX 50 Hedged USD Index employs the same underlying methodology and contains the same component securities as the EURO STOXX 50 Index. The EURO STOXX 50 Index uses a daily spot market currency conversion rate, while the EURO STOXX 50 Hedged USD Index add a one-month forward rate against the total value of the non-U.S. dollar denominated securities, effectively hedging against currency fluctuations.

4.	Comment: Please confirm if the Fund may invest indirectly through the SPDR EURO STOXX 50 ETF. If so, please confirm if a line item for Acquired Fund Fees and Expenses is applicable in the fee table in the “Fees and Expenses of the Fund” section.

Response: The Fund may invest indirectly through the SPDR EURO STOXX 50 ETF. A line item for Acquired Fund Fees and Expenses has been included in the fee table in the “Fees and Expenses of the Fund” section accordingly. The Adviser intends to waive its management fee in an amount equal to the Acquired Fund Fees and expenses attributable to the Fund’s investments in the SPDR EURO STOXX 50 ETF. The fee table and accompanying footnotes have been updated to reflect this waiver.

5.	Comment: Please confirm if the use of the term “total assets” is appropriate in the following sentence included in “The Fund’s Principal Investment Strategy” section or if it should be replaced with the term “net assets.”

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index (which may include indirect investments through the Underlying Fund, if any) and in depositary receipts (including American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) based on securities comprising the Index.

Response: The use of the term “total assets” is appropriate and consistent with the Registrant’s exemptive relief.

6.	Comment: In “The Fund’s Principal Investment Strategy” section, please enhance the disclosure to include additional information regarding the EURO STOXX 50 Hedged USD Index and the types of companies it includes.

Response: “The Fund’s Principal Investment Strategy” section has been revised to note the Index is focused on large companies in Europe. In addition, disclosure has been added noting the Index has no limitation on market capitalization or individual country allocation.

7.	Comment: Please confirm if the EURO STOXX 50 Hedged USD Index is currently concentrated in a particular industry and, if so, please include appropriate disclosure in the “Principal Risks of Investing in the Fund” section.

Response: The financial sector currently represents a significant portion of the Index. As a result, a discussion of “Financial Sector Risk” has been added to the “Principal Risks of Investing in the Fund” section.

8.	Comment: With respect to the sentences below currently included in “The Fund’s Principal Investment Strategy” section, please confirm if there are any costs associated with rolling over hedges on a monthly basis and, if so, to what extent these costs impact returns.

The Index applies a methodology to effectively create a “hedge” against such fluctuations by employing a one-month forward rate against the total value of the non-U.S. denominated securities included in the Index. The hedge is reset on a monthly basis.

Response: The Registrant confirms there are costs associated with the Fund’s rolling over hedges on a monthly basis. Like brokerage costs, these costs will impact the Fund’s returns and result in imperfect correlation with the performance of the Index. The extent to which these costs impact the Fund’s returns each month will vary.

9.	Comment: With respect to the discussion of “Derivatives Risk” in the “Principal Risks of Investing in the Fund” section, please expand the disclosure to include a discussion of counterparty risk and also tailor the discussion to identify the specific types of derivatives the Fund intends to employ as part of its principal investment strategies.

Response: The discussion of “Derivatives Risk” in the “Principal Risks of Investing in the Fund” section has been supplemented to include a discussion of counterparty risk as well as to identify the specific types of derivatives the Fund intends to employ as part of its principal investment strategies.

10.	Comment: Please revise the discussion of “Geographic Risk” in the “Principal Risks of Investing in the Fund” section so that the discussion is tailored to the Fund’s strategy.

Response: The references to “China or Japan” and “the Middle East or African countries” have been removed from the discussion of “Geographic Risk” in the “Principal Risks of Investing in the Fund” section.

11.	Comment: Please revise the discussion of “Investment Style Risk” in the “Additional Risk Information” section so that the discussion is tailored to the Fund’s strategy.

Response: The discussion of “Investment Style Risk” in the “Additional Risk Information” section has been removed. As noted in the “The Fund’s Principal Investment Strategy” section, the Index focuses on certain of the largest companies in Europe. The “Principal Risks of Investing in the Fund” section currently includes a discussion of “Large Capitalization Securities Risk.” The other risks described in the discussion of “Investment Style Risk” are not principal risks of the Fund.

12.	Comment: Please consider removing the discussion of “Continuous Offering” from the “Additional Risk Information” section as it does not appear to be relevant to retail investors.

Response: The discussion of “Continuous Offering” has been removed from the prospectus.

13.	Comment: Please explain why the disclosure in the “Index/Trademark Licenses/Disclaimers” section is appropriate and the support for including this disclosure in the prospectus.

Response: The Registrant believes the disclosure in the “Index/Trademark Licenses/Disclaimers” section is informative to shareholders and does not obscure or impede understanding of other information in the prospectus.

14.	Comment: Please confirm if the indicative optimized portfolio value discussed in the “Additional Purchase and Sale Information” includes the currency hedges.

Response: The Registrant confirms the indicative optimized portfolio value includes the currency hedges.

SAI Comments

15.	Comment: In the response letter, please provide the percentage number currently left blank in the following sentence in the “Futures Contracts, Options and Swap Agreements” section.

The Fund may invest up to [    ]% of its assets in derivatives, including exchange-traded futures and options contracts and swap agreements (including credit default swaps).

Response: The disclosure has been updated to state the Fund may invest up to 20% of its assets in exchange traded futures and options contracts and swap agreements (including credit default swaps).

16.	Comment: Please explain the basis for why the operational matters discussed in the “Required Early Acceptance of Orders for Certain International Funds” are permissible under Rule 22c-1 under the 1940 Act.

Response: As we have previously discussed with the Staff, we believe that the “Required Early Acceptance of Orders” is fully consistent with both the requirements and the policies of Rule 22c-1. The primary concern that led to the adoption of Rule 22c-1 was that fund shares were being purchased and redeemed at a previously determined NAV. The Commission sought to “eliminate or reduce so far as reasonably practicable”

(1) any dilution of the value of outstanding shares and (2) other results that are unfair to the holders of outstanding shares. According to the Commission, the effect of the Rule was to “prohibit the practice of selling [and redeeming] securities for a certain period of time at a price based on a previously established [NAV].”

As matter of fact, the Required Early Acceptance is only applicable to ETFs that primarily invest in markets that do not permit in-kind creations. In those cases, an ETF will receive cash in exchange for creation units. To avoid any dilution of the value of outstanding shares of the ETF, it is critical for the cash received to be invested as soon as possible. The Required Early Acceptance permits the Adviser to coordinate investment of the cash prior to the trade date. The only purpose of the Required Early Acceptance is to better protect existing shareholders from any potential dilution. Neither the Adviser, nor any other entity related to the Adviser or the Fund, derives any direct or indirect benefit from the Required Early Acceptance.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.